

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-mail</u>
Mr. Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
100 E. Fort Lowell Road
Tucson, Arizona 85719

> **Re: ABCO Energy, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 29, 2012**
> **File No. 024-10226**

Dear Mr. O'Dowd:

Our preliminary review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that the financial statements for the year ended December 31, 2011 and 2010 have been omitted in this amendment. Please revise the offering statement to include the financial statements for the year ended December 31, 2011 and 2010 as required by Form 1-A, Part F/S in addition to the interim financial statements for the three month period ended March 31, 2012 and 2011 already included. In addition, please provide us with a detailed explanation of how you have revised your financial statements in response to our prior comments. We will not perform a detailed examination of the offering statement and we will not issue comments, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director